Exhibit 99.1

Borr Drilling Completes Acquisition of Five Premium Jack-Up Rigs

Hamilton, Bermuda, January 28, 2026 – Borr Drilling Limited (NYSE and Euronext Growth Oslo: BORR) (“Borr Drilling” or the “Company”) today announced that it has completed its previously announced acquisition of five premium jack-up rigs from Noble Corporation for a total purchase price of $360 million.

This acquisition increases Borr Drilling’s fleet to 29 rigs, strengthens our ability to serve customers across key offshore basins, and solidifies our position as the leading pure-play owner of premium jack-up rigs. Following this transaction, Borr Drilling continues to own the youngest jack-up rig fleet with an international footprint.

Borr Drilling’s Chief Executive Officer Bruno Morand commented, “We are pleased to have expanded our premium fleet at an opportune point in this market cycle. These five jack-up rigs are highly compatible with our existing portfolio and provide well-suited capacity for near-term opportunities. The Borr Drilling platform—built on operational excellence, customer centricity, and our premium jack-up rig fleet—remains our defining competitive advantage, and we believe this expansion will deepen customer relationships and drive attractive long-term value for shareholders.”

Rig Renaming
In connection with the acquisition, the five jack-up rigs are to be renamed as follows:

Legacy Rig Name	New Rig Name
Noble Regina Allen	Sif
Noble Tom Prosser	Freyja
Noble Mick O’Brien	Forseti
Noble Resolute	Bestla
Noble Resilient	Joro

Enclosed with this press release is an updated Fleet Status Report that incorporates the five acquired rigs and reflects other recent contracting developments.

About Borr Drilling
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Growth Oslo since December 19, 2025 under the ticker "BORR". The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

Forward-Looking Statements
This press release and related discussions include forward-looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance" and similar expressions and include statements regarding potential opportunities, the suitability of our rigs for potential opportunities, potential value creation for certain stakeholders, and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors that could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to our ability to secure contract commitments, the performance of our rigs under contracts, and other risks and uncertainties, including those described in our annual report on Form 20-F for the year ended December 31, 2024 and our other filings with and submissions to the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208